UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                                WORKSTREAM INC.
                                ---------------
                               (Name of Issuer)


                     Common Stock, No par value per share
                     ------------------------------------
                        (Title of Class of Securities)


                                   981402100
                                   ---------
                                (CUSIP Number)


                               December 31, 2006
                               -----------------
            (Date of Event which Requires Filing of this Statement)


Check  the  appropriate  box to  designate  the rule  pursuant  to which  this
Schedule is filed:

                               |X| Rule 13d-1(b)

                               |_| Rule 13d-1(c)

                               |_| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                              Page 1 of 12 Pages
                            Exhibit Index: Page 11

                                 SCHEDULE 13G

CUSIP No.: 981402100                                        Page 2 of 12 Pages

...............................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       MAGNETAR FINANCIAL LLC
...............................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) |_|

       (b) |_|
...............................................................................
3.     SEC Use Only
...............................................................................
4.     Citizenship or Place of Organization

       Delaware
...............................................................................
               5.    Sole Voting Power               3,116,634
Number of      ...............................................................
Shares         6.    Shared Voting Power             None
Beneficially   ...............................................................
Owned by Each  7.    Sole Dispositive Power          3,116,634
Reporting      ...............................................................
Person With    8.    Shared Dispositive Power        None
...............................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       3,116,634
...............................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       |_|
...............................................................................
11.    Percent of Class Represented by Amount in Row (9)

       6.12% based on 50,960,845 shares outstanding as of January 5, 2007.
...............................................................................
12.    Type of Reporting Person:

       IA; OO

                                 SCHEDULE 13G

CUSIP No.: 981402100                                        Page 3 of 12 Pages

...............................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       MAGNETAR CAPITAL PARTNERS LP
...............................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) |_|

       (b) |_|
...............................................................................
3.     SEC Use Only
...............................................................................
4.     Citizenship or Place of Organization

       Delaware
...............................................................................
               5.    Sole Voting Power               None
Number of      ...............................................................
Shares         6.    Shared Voting Power             4,221,587
Beneficially   ...............................................................
Owned by Each  7.    Sole Dispositive Power          None
Reporting      ...............................................................
Person With    8.    Shared Dispositive Power        4,221,587
...............................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       4,221,587
...............................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       |_|
...............................................................................
11.    Percent of Class Represented by Amount in Row (9)

       8.28% based on 50,960,845 shares outstanding as of January 5, 2007.
...............................................................................
12.    Type of Reporting Person:

       HC; OO

                                 SCHEDULE 13G

CUSIP No.: 981402100                                        Page 4 of 12 Pages

...............................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       SUPERNOVA MANAGEMENT LLC
...............................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) |_|

       (b) |_|
...............................................................................
3.     SEC Use Only
...............................................................................
4.     Citizenship or Place of Organization

       Delaware
...............................................................................
               5.    Sole Voting Power               None
Number of      ...............................................................
Shares         6.    Shared Voting Power             4,221,587
Beneficially   ...............................................................
Owned by Each  7.    Sole Dispositive Power          None
Reporting      ...............................................................
Person With    8.    Shared Dispositive Power        4,221,587
...............................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       4,221,587
...............................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       |_|
...............................................................................
11.    Percent of Class Represented by Amount in Row (9)

       8.28% based on 50,960,845 shares outstanding as of January 5, 2007.
...............................................................................
12.    Type of Reporting Person:

       HC; OO

                                   SCHEDULE 13G

CUSIP No.: 981402100                                        Page 5 of 12 Pages

...............................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       ALEC N. LITOWITZ
...............................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) |_|

       (b) |_|
...............................................................................
3.     SEC Use Only
...............................................................................
4.     Citizenship or Place of Organization

       United States of America
...............................................................................
               5.    Sole Voting Power               None
Number of      ...............................................................
Shares         6.    Shared Voting Power             4,221,587
Beneficially   ...............................................................
Owned by Each  7.    Sole Dispositive Power          None
Reporting      ...............................................................
Person With    8.    Shared Dispositive Power        4,221,587
...............................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       4,221,587
...............................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       |_|
...............................................................................
11.    Percent of Class Represented by Amount in Row (9)

       8.28% based on 50,960,845 shares outstanding as of January 5, 2007.
...............................................................................
12.    Type of Reporting Person:

       HC

                                                            Page 6 of 12 Pages

Item 1(a).     Name of Issuer:

               Workstream Inc. (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               495 March Road, Suite 300, Ottawa, Ontario, K2K 2GI.

Item 2(a).     Name of Person Filing:

               This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i)   Magnetar Financial LLC ("Magnetar Financial");

               ii)  Magnetar   Capital   Partners   LP   ("Magnetar    Capital
                    Partners");

               iii) Supernova Management LLC ("Supernova Management"); and

               iv)  Alec N. Litowitz ("Mr. Litowitz").

               This Statement relates to Shares (as defined herein) held for the accounts of Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company ("Magnetar Capital Master Fund"), certain managed accounts (the "Managed Accounts"), Magnetar SGR Fund, Ltd and Magnetar SGR Fund, LP. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial, and Magnetar Investment Management, LLC, a Delaware limited liability company ("Magnetar Investment Management"). Each of Magnetar Financial and Magnetar Investment Management are registered investment advisers under Section 203 of the Investment Advisers Act of 1940, as amended. Magnetar Financial serves as investment advisor to Magnetar Capital Master Fund. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the account of Magnetar Capital Master Fund. Magnetar Investment Management serves as investment adviser to the Managed Accounts, Magnetar SGR Fund, Ltd and Magnetar SGR Fund, LP. In such capacity, Magnetar Investment Management exercises voting and investment power over the Shares held for the accounts of the Managed Accounts, Magnetar SGR Fund, Ltd and Magnetar SGR Fund, LP. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c).     Citizenship:

               i)   Magnetar   Financial  is  a  Delaware  limited   liability
                    company;

               ii) Magnetar Capital Partners is a Delaware limited partnership;

               iii) Supernova  Management  is  a  Delaware  limited  liability company; and

                                                            Page 7 of 12 Pages

               iv)  Mr. Litowitz is a citizen of the United States of America.

Item 2(d).     Title of Class of Securities:

               Common Stock, No par value per share (the "Shares")

Item 2(e).     CUSIP Number:

               981402100

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

               (a)  |_| Broker or dealer  registered  under  Section 15 of the
                        Exchange Act.
               (b)  |_| Bank as  defined in  Section  3(a)(6) of the  Exchange
                        Act.
               (c)  |_| Insurance  company  as defined in Section  3(a)(19) of
                        the Exchange Act.
               (d)  |_| Investment  company  registered under Section 8 of the
                        Investment Company Act.
               (e)  |X| An  investment   adviser  in  accordance   with   Rule
                        13d-1(b)(1)(ii)(E);
               (f)  |_| An  employee   benefit  plan   or  endowment  fund  in
                        accordance with Rule 13d-1(b)(1)(ii)(F).
               (g)  |_| A  parent  holding   company  or  control  person   in
                        accordance with Rule 13d-1(b)(1)(ii)(G).
               (h)  |_| A savings  association  as defined in Section  3(b) of
                        the Federal Deposit Insurance Act.
               (i)  |_| A church plan that is excluded from the  definition of
                        an investment company under Section 3(c)(14) of the Investment Company Act.

Item 4.        Ownership:

Item 4(a)      Amount Beneficially Owned:

               (i) As of February 5, 2007, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner of 4,221,587 Shares. This amount consists of: (A) 3,116,634 Shares held for the account of Magnetar Capital Master Fund; (B) 4,772 Shares held for the account of Magnetar SGR Fund Ltd; (C) 16,830 Shares held for the account of Magnetar SGR Fund LP and (D) 1,083,351 Shares held for the account of the Managed Accounts.

               (i) As of February 5, 2007, Magnetar Financial may be deemed to be the beneficial owner of 3,116,634 Shares. This amount consists of: (A) 3,116,634 Shares held for the account of Magnetar Capital Master Fund.

Item 4(b)      Percent of Class:

               (i) The number of Shares of which each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner constitutes approximately 8.28% of the total number of Shares outstanding (based upon information provided by the Issuer in its

                                                            Page 8 of 12 Pages

quarterly report on Form 10-Q, there were approximately 50,960,845 shares outstanding as of January 5, 2006).

               (ii) The number of Shares of which Magnetar Financial may be deemed to be the beneficial owner constitutes approximately 6.12% of the total number of Shares outstanding.

Item 4(c)      Number of Shares of which such person has:

Magnetar Financial:
-------------------

(i) Sole power to vote or direct the vote:                           3,116,634

(ii) Shared power to vote or direct the vote:                                0

(iii) Sole power to dispose or direct the disposition of:            3,116,634

(iv) Shared power to dispose or direct the disposition of:                   0

Magnetar Capital Partners, Supernova Management, and Mr. Litowitz:
------------------------------------------------------------------

(i) Sole power to vote or direct the vote:                                   0

(ii) Shared power to vote or direct the vote:                        4,221,587

(iii) Sole power to dispose or direct the disposition of:                    0

(iv) Shared power to dispose or direct the disposition of:           4,221,587

Item 5.        Ownership of Five Percent or Less of a Class:

               This Item 5 is not applicable.

Item 6.        Ownership  of More than  Five  Percent  on  Behalf  of  Another
               Person:

               This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               Company:

               See disclosure in Item 2 hereof.

Item 8.        Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

Item 10.       Certification:

               By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not

                                                            Page 9 of 12 Pages

acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                           Page 10 of 12 Pages

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007              MAGNETAR FINANCIAL LLC

                                     By: Magnetar Capital Partners LP
                                         As Sole Member

                                     By:  /s/ Alec N. Litowitz
                                          -----------------------------
                                     Name: Alec N. Litowitz
                                     Title: Manager  of  Supernova  Management
                                            LLC,   as   General   Partner   of
                                            Magnetar Capital Partners LP


Date: February 14, 2007              MAGNETAR CAPITAL PARTNERS LP


                                     By: /s/ Alec N. Litowitz
                                         ------------------------------
                                     Name: Alec N. Litowitz
                                     Title: Manager  of  Supernova  Management
                                            LLC,   as   General   Partner   of
                                            Magnetar Capital Partners LP

Date: February 14, 2007              SUPERNOVA MANAGEMENT LLC


                                     By: /s/ Alec N. Litowitz
                                         ------------------------------
                                     Name: Alec N. Litowitz
                                     Title: Manager

Date: February 14, 2007              ALEC N. LITOWITZ


                                     /s/ Alec N. Litowitz
                                     ----------------------------------

                                                           Page 11 of 12 Pages

                                 EXHIBIT INDEX


Ex.                                                                   Page No.
---                                                                   --------

A.   Joint Filing  Agreement,  dated  February 14, 2007 by and
     among Magnetar  Financial LLC,  Magnetar Capital Partners
     LP,    Supernova    Management    LLC,    and   Alec   N.
     Litowitz..................................................             11

                                                           Page 12 of 12 Pages

                                   EXHIBIT A

                            JOINT FILING AGREEMENT

      The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Workstream Inc. dated as of February 14, 2007 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 14, 2007              MAGNETAR FINANCIAL LLC

                                     By: Magnetar Capital Partners LP
                                         As Sole Member

                                     By:  /s/ Alec N. Litowitz
                                          -----------------------------
                                     Name: Alec N. Litowitz
                                     Title: Manager  of  Supernova  Management
                                            LLC,   as   General   Partner   of
                                            Magnetar Capital Partners LP


Date: February 14, 2007              MAGNETAR CAPITAL PARTNERS LP


                                     By: /s/ Alec N. Litowitz
                                         ------------------------------
                                     Name: Alec N. Litowitz
                                     Title: Manager  of  Supernova  Management
                                            LLC,   as   General   Partner   of
                                            Magnetar Capital Partners LP

Date: February 14, 2007              SUPERNOVA MANAGEMENT LLC


                                     By: /s/ Alec N. Litowitz
                                         ------------------------------
                                     Name: Alec N. Litowitz
                                     Title: Manager

Date: February 14, 2007              ALEC N. LITOWITZ


                                     /s/ Alec N. Litowitz
                                     ----------------------------------